Exhibit 4(g)

Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
Pacific Life & Annuity Company

STEPPED-UP DEATH BENEFIT RIDER

This Rider is part of your Contract and should be attached to it. Notwithstanding any provision of your Contract to the contrary, the provisions of this Rider shall prevail over the provisions of your Contract.

You have elected the Stepped-up Benefit Rider (“SDBR”). The Mortality and Expense Risk Charge shown in the Contract Specifications reflects an increase to the annual rate equal to 0.20% for expenses related to the SDBR. The Risk Charge will be charged daily against assets held in your Variable Investment Options(s). The Risk Charge is guaranteed not to increase.

This SDBR may be elected only at the Contract Date and will remain in effect until the earlier of (a) a full withdrawal of the amount available for withdrawal under the Contract, (b) when death benefit proceeds become payable under the Contract, (c) any termination of the Contract in accordance with the provisions of the Contract, or (d) the Annuity Date. This SDBR may only be elected if the Age of each Annuitant is 75 years or younger on the Contract Date.

A section entitled Guaranteed Minimum Death Benefit (“GMDB”) Amount is added after the Death Benefit Amount section of the DEATH BENEFIT provision of your Contract as follows:

Guaranteed Minimum Death Benefit (“GMDB”) Amount - The GMDB Amount will be calculated only when death benefit proceeds becomes payable as a result of the death of the Annuitant, and is determined as follows:

First, we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a “Milestone Date”). We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including withdrawal charges, if any, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts as of the Notice Date is your GMDB Amount. The “Notice Date” is the day on which we receive, in a form satisfactory to us, proof of death and instructions regarding payment of death benefit proceeds.

The Death of Annuitant section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

Death of Annuitant - If the Annuitant dies before the first Milestone Date, the death benefit will be equal to your Death Benefit Amount as of the Notice Date.

If the Annuitant dies after your first Milestone Date and prior to your Annuity Date, the death benefit will be equal to the greater of the Death Benefit Amount and the GMDB Amount as of the Notice Date. If an Annuitant dies before the Annuity Date, unless there is a surviving Joint or Contingent Annuitant, we will pay the death benefit proceeds to the Owner, if living; otherwise to the Beneficiary, if living; otherwise to the Contingent Beneficiary, if living; otherwise to the Owner’s estate. If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. Death benefit proceeds are payable only as the result of the death of the sole surviving Annuitant prior to the Annuity Date. If you are the Annuitant and you die, we will determine the amount of any death benefit and the Beneficiary under the Death of Annuitant provisions. If your Contract is a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules.

All other terms and conditions of your Contract remain unchanged.

Signed for Pacific Life & Annuity Company

President and Chief Executive Officer	Secretary

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